Mail Stop 3561

      February 28, 2006

Jerome A. Cipponeri
Chase Mortgage Finance Corporation
194 Wood Avenue South
Iselin, New Jersey 08830

      Re:	Chase Mortgage Finance Corporation
		Amendment No. 1 to Registration Statement on Form S-3
		Filed February 14, 2006
		File No. 333-130223

Dear Mr. Cipponeri:

	We have reviewed your responses to the comments in our letter dated January 5, 2006 and have the following additional comments.

General
1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

Conveyance of Subsequent Mortgage Loans and the Pre-Funding
Account,
page S-21
2. We note your response to comment 16 of our letter dated January
5,
2006. Please confirm that the amount of proceeds for the prefunding account will not be greater than 50% of the offering proceeds and that the duration of the prefunding period will not extend beyond one year from the date of issuance. Refer to Item 1101(c)(3)(ii).




Base Prospectus

Cover Page
3. We note your response to prior comment 22 that you have eliminated the concept of private label mortgage backed securities, but that type of asset still appears in the third bullet point in the list regarding types of assets on the cover page, and in the Trust Fund section on page 13. Please clarify.
4. Please also delete the fourth bullet point in that list, which references "...other assets described in this prospectus..." since all assets should be specifically identified on the cover page. Refer to Item 1102(c) of Regulation AB.

The Trust Fund, page 12
5. We reissue prior comment 19 in part. Please revise the bullet point list on page 13 to reflect all forms of assets that may be included in the trust fund, deleting the last bullet point that contains catch-all language. Also revise the numerical list in the
Mortgage Pools section to delete the fourth item "...[o]ther types of
Mortgage Loans as more fully described..." and confirm for us that the bullet point list specifically identifies each type of mortgage loan that may potentially be included in the mortgage pool.

Credit Enhancement and Cash Flow Agreements, page 22
6. We reissue comment 24 of our letter dated January 5, 2006. Please revise to delete the language "or another method of credit enhancement described in the related Prospectus Supplement" from the first paragraph of this section, and the language "other swaps and derivative instruments or other agreements consistent with the foregoing" from page 29. We view these as catch-alls. Instead, disclose all forms of credit enhancements and cash flow agreements reasonably contemplated to be included in an actual takedown.

Signatures, page II-4
7. Please revise to include the signature of the controller or principal accounting officer, and identify the principal executive officer. Refer to General Instruction V.B. of Form S-3.


*     *     *     *     *




	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3814 if you have any questions.

      Regards,


							Sara Dunton




cc:	Via Facsimile (215) 994-2222
	Steven J. Molitor
	Dechert LLP
	30 Rockefeller Plaza
	New York, NY 10112
Chase Mortgage Finance Corporation
February 28, 2006
Page 1